October 30, 2013

VIA EDGAR AND EMAIL (HatchL@sec.gov)

Ms. Laura Hatch

Division of Investment Management

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

RE:         U.S. Global Investors Funds

U.S. Government Securities Savings Fund (the “Fund”)

Proxy Statement

Dear Ms. Hatch:

This letter responds to comments you provided to me by telephone on October 29, 2013.

1.              Comment: With respect to your comment as to whether the Fund’s investment adviser, U.S. Global Investors, Inc. (the “Adviser”), intends to seek to recoup any waived fees or amounts spent maintaining the Fund’s yield, you asked us to provide you with a copy of the agreement that gives the Adviser the basis to recoup these amounts. You also mentioned that you did not see any information about the recoupment in the Fund’s disclosure documents. In addition, you requested that we add disclosure to the proxy statement about the amounts available for the Adviser to recoup, and the conditions to which the recoupment is subject.

Response: A copy of the Expense Waiver and Reimbursement Agreement between the Adviser and the Fund, dated October 1, 2009, is attached as Exhibit A to this letter. The basis for recoupment and the amounts subject to recoupment have been disclosed in the Fund’s public filings. For example, on page 41, the Fund’s current prospectus states:

“The Adviser has voluntarily agreed to waive fees and/or reimburse expenses for the fund to the extent necessary to maintain a certain minimum net yield for the fund, as determined by the Adviser with respect to the fund (Minimum Yield). The Adviser may recapture any fees waived and/or expenses reimbursed within three years after the end of the fiscal year of such waiver and/or reimbursement to the extent that such recapture would not cause the fund’s net yield to fall below the fund’s previously determined Minimum Yield or the expenses to exceed the overall expense ratio limit in effect at the time of the waiver and/or reimbursement. This recapture could negatively affect the fund’s yield and expenses in the future.”

And Note 3 on page 191 of the Fund’s semiannual report for the period ended June 30, 2013, discloses the amounts subject to recoupment by the Fund:

Amount	Expiration
$678,107	12/31/13
$736,531	12/31/14
$509,874	12/31/15
$252,937	12/31/16
$2,177,449	TOTAL

With respect to adding disclosure to the proxy statement, the sentence at the bottom of page 1 will be rewritten as follows: “In addition, the Adviser has been voluntarily reimbursing the Fund’s expenses and making yield maintenance payments in order to maintain a positive yield on the Fund. (While the Adviser will not seek to recapture any waived or reimbursed expenses related to the Fund’s voluntary expense limitation, it may seek to recapture amounts spent maintaining the Fund’s yield. Please see Appendix A for more information about the amounts subject to recapture.)” Similar revisions will be made to the substantially similar sentence at the top of page 4. A copy of the proposed Appendix A is attached as Exhibit B to this letter.

2.              Comment: You reiterated that the Fund cannot use the name “ultrashort” with a maximum dollar-weighted average effective maturity of three years and either needs to change its name or shorten its maximum dollar-weighted average effective maturity to no more than two years.

Response: After discussing this comment with our outside counsel, Bingham’s Tom Harman and John McGuire, we continue to believe that it is appropriate for the Fund to use the name “ultrashort” with a maximum dollar-weighted average effective maturity of three years for several reasons: (i) the average maturity of the Fund typically is expected to range between one and two years, which is directly in line with many other ultrashort funds available in the market; (ii) there is no formal written SEC guidance specifically addressing a fund’s use of the name “ultrashort”; and (iii) at least one other fund with a maximum average maturity of three years has been permitted to use the name “ultrashort” (see the Alpine Ultra Short Tax Optimized Income Fund’s prospectus dated February 28, 2013, SEC Accession No. 0001398344-13-001084). We are willing, though, to shorten the maximum average effective maturity to two-and-a-half years.

*             *             *

I trust that the foregoing is responsive to your comments.  Please call me at 210-308-1231 if you have any questions.

Best regards,

/s/ James L. Love
James L. Love
Chief Compliance Officer/Deputy General Counsel
U.S. Global Investors Funds

EXHIBIT A

U.S. GLOBAL INVESTORS FUNDS

U.S. TREASURY SECURITIES CASH FUND

U.S. GOVERNMENT SECURITIES SAVINGS FUND

EXPENSE WAIVER AND REIMBURSEMENT AGREEMENT

AGREEMENT made as of  October 1, 2009, by and among each of U.S. Global Investors Funds, a Delaware statutory trust (the Trust), on behalf of its portfolios, the U.S. Treasury Securities Cash Fund and the U.S. Government Securities Savings Fund (each a Fund and, collectively, the Funds), and U.S. Global Investors, Inc., a Texas corporation (USGI).

WHEREAS, USGI has entered into a certain investment advisory agreement with the Trust, pursuant to which USGI provides investment advisory services to each Fund, and for which it is compensated based on the average daily net assets of each Fund; and

WHEREAS, United Shareholder Services, Inc. (“USSI”), an affiliate of USGI, has entered into a transfer agency agreement with the Trust, pursuant to which USSI provides transfer agency services to each Fund, and for which it is compensated based on the number of accounts in each Fund; and

WHEREAS, U.S. Global Brokerage, Inc. (“USGBI”), an affiliate of USGI, has entered into a distribution agreement with each Trust, pursuant to which USGBI provides distribution services to each Fund, and for which it does not receive compensation; and

WHEREAS, USGI may, from time to time, agree to contractually or voluntarily waive fees and/or reimburse expenses as necessary to prevent the overall expense ratios of  the U.S. Government Securities Savings Fund and the U.S. Treasury Securities Cash Fund from exceeding certain amounts (the OER Limits); and

WHEREAS, USGI and its affiliates may reduce, or further reduce, as the case may be, all or a portion of their fees and/or reimburse expenses of one or more Funds (to the extent permitted by the Internal Revenue Code of 1986, as amended) to the extent necessary to maintain a certain minimum net yield for each such Fund, as determined by USGI with respect to that Fund (the Minimum Yield);

NOW THEREFORE, the parties, on their own behalf and on behalf of their affiliates, hereto agree as follows:

1.                                      Fund’s Agreement to Reimburse Fees and Expenses.  Each Fund hereby agrees to reimburse USGI for any fee waivers and/or expense reimbursements borne in excess of waivers that are necessary to comply with any OER Limit in effect at the time of such waivers, provided that: (a) a Fund is not obligated to reimburse any such fee waivers and/or expense reimbursements more than three years after the end of the fiscal year in which the fee waivers and/or expense reimbursement were borne by USGI; and (b) a Fund will not pay reimbursements to USGI to the extent such payments would cause the Fund’s net yield to fall below the Fund’s previously determined Minimum Yield or the expenses to exceed the OER Limit in effect at the time of the waiver/ reimbursement.  The Board of Trustees shall review quarterly any reimbursements paid to USGI with respect to any Fund in such quarter to confirm compliance with the conditions stated above.

2.                                      Duration.  This Agreement shall continue in effect until terminated by either party.  Either party may terminate this Agreement on seven (7) days written notice.   The termination of this Agreement will not affect a Fund’s obligation to reimburse USGI for any fee waivers and/or expense reimbursements made during the term of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of date first above written.

U.S. Global Investors, Inc.

/s/ Susan B. McGee

By: Susan B. McGee
Title: President

U.S. Global Investors Funds

/s/ Frank E. Holmes

By: Frank E. Holmes
Title: President

EXHIBIT B

Appendix A

The Adviser has voluntarily agreed to waive fees and/or reimburse expenses for the fund to the extent necessary to maintain a certain minimum net yield for the fund, as determined by the Adviser with respect to the fund (Minimum Yield). The Adviser may recapture any fees waived and/or expenses reimbursed within three years after the end of the fiscal year of such waiver and/or reimbursement to the extent that such recapture would not cause the fund’s net yield to fall below the fund’s previously determined Minimum Yield or the expenses to exceed the overall expense ratio limit in effect at the time of the waiver and/or reimbursement. This recapture could negatively affect the fund’s yield and expenses in the future.

At June 30, 2013, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows:

Expires 12/31/2013	Expires 12/31/2014	Expires 12/31/2015	Expires 12/31/2016	Total
$678,107	$736,531	$509,874	$252,937	$2,177,449